UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                    FORM 11-K
                                 AMENDMENT NO. 1

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1999

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

               Commission file number 33-39386

    A. Full title of the plan and the address of plan, if different from that of the issuer named below:

                         TEXAS REGIONAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         (including 401(k) provisions)

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         TEXAS REGIONAL BANCSHARES, INC.
                         3900 North 10th Street, 11th Floor
                         McAllen, Texas 78501
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                          INDEPENDENT AUDITORS' REPORT

Administrative Committee
Texas Regional Bancshares, Inc.
    Employee Stock Ownership Plan
    (With 401(k) Provisions):



We have audited the accompanying statements of net assets available for plan benefits of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the Schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
April 21, 2000
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                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998

                        ASSETS                          1999            1998
                                                    ------------    ------------

Investments (note 3):
   Certificates of deposit, at fair value .......   $  1,167,893         983,534
   Common stock, at fair value ..................     15,875,616      13,383,275
   Participant loans, at contract value .........          7,586           4,449
                                                    ------------    ------------
           Total investments ....................     17,051,095      14,371,258
                                                    ------------    ------------

Cash ............................................         43,043          44,463
Employer contributions receivable ...............          4,764            --
                                                    ------------    ------------

           Assets available for plan benefits ...     17,098,902      14,415,721

                     LIABILITIES

Excess contributions payable ....................         (4,489)           --
                                                    ------------    ------------

           Net assets available for plan benefits   $ 17,094,413      14,415,721
                                                    ============    ============


See accompanying notes to financial statements.

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                        TEXAS REGIONAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                           (With 401(k) Provisions)

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 1999 and 1998

                                                          1999          1998
                                                      -----------   -----------

Investment income:
   Net appreciation (depreciation) in fair
     value of common stock ........................   $ 2,081,915    (2,772,518)
   Interest .......................................        60,932        55,250
   Dividends ......................................       263,145       234,268

Employer contributions ............................       959,764       480,000

Employee contributions ............................       697,875       614,191
                                                      -----------   -----------

           Total additions (reductions), net ......     4,063,631    (1,388,809)
                                                      -----------   -----------

Benefits paid to participants .....................     1,384,939       836,704
                                                      -----------   -----------

           Net increase (decrease) in net assets
             available for plan benefits ..........     2,678,692    (2,225,513)

Net assets available for plan benefits:

   Beginning of year ..............................    14,415,721    16,641,234
                                                      -----------   -----------

   End of year ....................................   $17,094,413    14,415,721
                                                      ===========   ===========


See accompanying notes to financial statements.

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                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)  DESCRIPTION OF THE PLAN

     The following description of Texas Regional Bancshares, Inc.'s (the Company) Employee Stock Ownership Plan (with 401(k) provisions) (the ESOP or Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

     (A)  GENERAL

          The Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) is a defined contribution plan established effective January 1, 1990 for eligible employees of Texas Regional Bancshares, Inc. and its subsidiaries. The ESOP is a complete amendment and restatement of the Texas Regional Bancshares, Inc. Target Benefit Plan (the Target Benefit Plan), a target benefit plan established effective January 1, 1984 for eligible employees of the Company and its subsidiaries.

          The Plan is a stock bonus plan containing Section 401(k) features that is intended to qualify under Section 401(a) of the Internal Revenue Code, as amended (the Code). The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. All employees who participated in the Company's Target Benefit Plan continue to participate in the ESOP. Each other employee is eligible to participate in the ESOP on January 1 or July 1 immediately following the completion of one year of service, as defined in the Plan provided the employee has attained the age of 21 and credited with at least 1,000 hours of service.

     (B)  CONTRIBUTIONS

          A participant may authorize the Company and its subsidiaries (collectively referred to as Employer) to reduce his salary and contribute to the 401(k) account an amount which shall not be less than one (1) percent or more than fifteen (15) percent of the participant's compensation. Such contributions when taken into account with other employer contributions shall not exceed the maximum deferral percentage computed in accordance with Internal Revenue Code 401(k)(3).

          The Employer may make a Discretionary Matching Contribution (Matching Contribution), a Discretionary Basic Contribution (Basic Contribution) and a Discretionary Optional Contribution (Optional Contribution). All Employer Contributions shall be determined at the sole discretion of the Board of Directors of the Company.

          A Matching Contribution may be made on behalf of each participant up to a maximum of one hundred (100) percent of the participant's salary reduction contribution. The maximum Matching Contribution shall be based on a participant's salary reduction contribution; however, the Matching Contribution shall not exceed four (4) percent of a participant's compensation. Contributions to the Plan are subject to limitations.

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

                          Notes to Financial Statements

                           December 31, 1999 and 1998

     (C)  PARTICIPANT ACCOUNTS

          Each participant's account is adjusted annually with the amount of Employer contributions, participants' contributions, if any, forfeitures and Plan earnings. Employer Optional contributions and forfeitures are allocated in proportion to the amount that each participant's adjusted compensation, as defined, bears to the aggregate of all such participant's adjusted compensation at the end of the plan year. The Basic Contribution, if any, is allocated as of the anniversary date, defined as the 31st day of December (last day of Plan year), among the entitled participants in a manner necessary to satisfy the nondiscrimination requirements of the Code. Employer Matching Contributions, if any, are allocated as of the anniversary date among the participants based upon their salary reduction contributions.

     (D)  VESTING

          Participants are immediately vested in their 401(k) contributions and Employer Basic and Matching Contributions plus allocated earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100 percent vested after six years of service, upon death, upon reaching normal retirement age or upon becoming disabled. The Plan is not considered top heavy under the Code
          Section 416.

     (E)  PARTICIPANT LOANS

          Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms shall not exceed five years unless the loan is for the primary residence of the participant. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Administrative Committee. Participant loans are valued at contract value which approximates fair value.

     (F)  PLAN TERMINATION

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The amounts in the Plan's participant accounts are then distributed to the Plan's participants who become automatically 100% vested upon Plan termination.

     (G)  PAYMENT OF BENEFITS

          On termination of service, with the approval of the Administrative Committee, a participant may elect to receive either the normal form of payment which is a straight-life annuity if single or a qualified joint and survivor annuity if married or one of the optional forms of payment. The optional forms of payment include a lump-sum amount equal to the vested balance of the account, installments certain not to exceed the greater of the life expectancy of the participant or the joint lives and last survivor expectancies of the participant and the participant's designated beneficiary, a combination of the previous methods of payment or a direct rollover to a rollover account.

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

                          Notes to Financial Statements

                           December 31, 1999 and 1998

     (H)  ADMINISTRATION AND TRUSTEES

          The general administration of the Plan is performed by the Administrative Committee appointed by the Board of Directors of the Company. This administrator has broad powers regarding supervision and administration of the Plan.

          Pursuant to the terms of the Plan, the Company's Board of Directors has appointed three members to act on a Board of Trustees. Among other duties, the Board of Trustees is responsible for receiving and investing contributions, managing investments, making payments to members in accordance with the Plan and performing other actions as directed by the administrator.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the accrual basis of accounting.

     (B)  USE OF ESTIMATES

          The Plan administrator has made a number of estimates and assumptions relating to reporting of assets to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (C)  INVESTMENTS

          All of the investments of the Plan are held in trust by the Company. All investments are stated at fair value except participant loans which are at contract value. Quoted market prices are used to value investments. Unrealized appreciation or depreciation in the fair value of investments held at year end and realized gain or loss on sales of investments during the year are determined using the realized value at the beginning of the year or cost if acquired since that date. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the record date.

     (D)  TAX STATUS

          The Plan obtained its latest determination letter on July 29, 1993, in which the Internal Revenue Service stated that the plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan has not applied for a new determination letter. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and tax exempt as of the financial statement date.

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (With 401(k) Provisions)

                          Notes to Financial Statements

                           December 31, 1999 and 1998

     (E)  EXPENSES

          All expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. The Company elected to pay all expenses in the years ended December 31, 1999 and 1998.

(3)  INVESTMENTS COMPRISING AT LEAST 5% OF NET ASSETS AVAILABLE FOR PLAN
     BENEFITS

     The following individual investments comprised at least 5% of net assets available for plan benefits at December 31, 1999 and 1998.

                              IDENTITY OF
                                 ISSUE,
                              BORROWER, OR         DESCRIPTION          FAIR
           DATE              SIMILAR PARTY        OF INVESTMENT         VALUE
     -----------------    ------------------    -----------------    -----------
     December 31, 1999    Texas Regional        Common stock,
                            Bancshares, Inc.      547,435 shares,
                                                  $1 par value       $15,875,616

     December 31, 1998    Texas Regional        Common stock,
                            Bancshares, Inc.      533,966 shares,
                                                  $1 par value        13,383,275

(4)  SUBSEQUENT EVENTS

     The Company adopted an amendment to the Plan effective April 1, 2000 which reduces the service requirements for eligibility to participant in the salary deferral provisions (Section 401(k) and the match provisions (Section 401(m)) of the Plan.

     ELIGIBILITY

     All employees that are currently participating in the Plan as of April 1, 2000 shall continue to participate in the Plan. Each other employee who has attained age twenty-one shall become a Participant and shall be eligible to make Salary Reduction Contributions and receive Matching Contributions to the Plan on the first day of the calendar month following their completion of three (3) consecutive months of service in which they are credited with at least 250 hours of service. Additionally, each other employee shall become eligible to begin receiving the Basic Contribution and Optional Contribution on January 1st or July 1st whichever the case may be following their initial date of service provided they have attained age 21 and completed 12 consecutive months of service with 1,000 hours of service.

     For purposes of the Matching Contribution, the Participant's compensation for the first year of his eligibility to participate in the salary deferral and match provisions of the Plan shall be the Compensation of the Participant from the date of his initial Salary Reduction Contribution to the end of the Plan year.

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                                                                        SCHEDULE

                        TEXAS REGIONAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                           (With 401(k) Provisions)

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

   IDENTITY OF ISSUE,
    BORROWER, LESSOR,                                                   FAIR
    OR SIMILAR PARTY         DESCRIPTION OF INVESTMENT       COST       VALUE
--------------------------  ---------------------------- -----------  ----------
Certificates of deposit:
   * Texas  State Bank      5.25%, due March 1, 2000     $    52,944      52,944
   * Texas  State Bank      5.25%, due March 1, 2000         342,843     342,843
   * Texas  State Bank      5.00%, due June 2, 2000          240,543     240,543
   * Texas  State Bank      6.00%, due December 1, 2000      246,329     246,329
   * Texas  State Bank      5.44% due December 2, 2000        67,937      67,937
   * Texas  State Bank      5.44%, due December 2, 2000      217,297     217,297

Common stock:
   * Texas Regional         Common stock 547,435 shares,
        Bancshares, Inc.      $1 par value                 5,547,136  15,875,616

   * Participants           Participant loans, bearing
                              interest at 6%, due in
                              2003                             5,996       5,996

   * Participants           Participant loans, bearing
                              interest at 8.25%, due in
                              2002                             1,590       1,590
                                                         -----------  ----------

                                                         $ 6,722,615  17,051,095
                                                         ===========  ==========

* Party-in-interest

See accompanying independent auditors' report

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                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on in its behalf by the undersigned hereunto duly authorized.

                                       TEXAS REGIONAL BANCSHARES, INC.
                                       EMPLOYEE STOCK OWNERSHIP PLAN
                                       (Including 401(k) provisions)

Date:      June 26, 2000               /s/ G. E. RONEY
     -----------------------------     --------------------------------------
                                       G. E. Roney
                                       Trustee

                        INDEX TO EXHIBITS FILED HEREWITH

                                                          SEQUENTIALLY
EXHIBIT                                                     NUMBERED
NUMBER                    EXHIBIT                             PAGE
-------                   -------                         ------------
   1            Independent Auditors' Consent